Fax

RECEIVED
2006 MAR 31 A 11:49
OFFICE OF INTERNAT
CORPORATE FIN

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	16 March 2006
Pages:	10		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

SUPPL

File No. 82-34722

Please find attached three announcements made on the London Stock Exchange today.

06012069

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

PROCESSED
MAR 3 1 2006
THOMSON FINANCIAL

3/31

LIBERTY
INTERNATIONAL

March 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Annual Information Update", "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons" and "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC

Annual Information Update – 12 Months to 16 March 2006

In accordance with Prospectus Rule 5.2 the following information has been published or made available to the public over the previous 12 months.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

1) Announcements made via a Regulatory Information Service:

Date of Publication	Regulatory Headline	Via
09/03/2006	Director/PDMR Shareholding	PRN
01/03/2006	Director/PDMR Shareholding	PRN
28/02/2006	Director/PDMR Shareholding	PRN
24/02/2006	Annual Report and Accounts	PRN
22/02/2006	Director/PDMR Shareholding	PRN
15/02/2006	Final Results	RNS
13/02/2006	Holding(s) in Company	PRN
30/01/2006	Notice of Results	PRN
16/01/2006	Blocklisting - Interim Review	PRN
03/01/2006	Director/PDMR Shareholding	PRN
22/12/2005	SAR 3 - Liberty International PLC	PRN
20/12/2005	Application for Block Listing	PRN
19/12/2005	3.95 per cent. Convertible Bonds due 2010	PRN
15/12/2005	Holding(s) in Company	PRN
15/12/2005	3.95 per cent. Convertible Bonds due 2010	PRN
13/12/2005	Holding(s) in Company	PRN
09/12/2005	Director/PDMR Shareholding	PRN
08/12/2005	3.95 per cent. Convertible Bonds due 2010	PRN
24/11/2005	Director/PDMR Shareholding	PRN
21/11/2005	Director/PDMR Shareholding	PRN
11/11/2005	Director/PDMR Shareholding	PRN
07/11/2005	Holding(s) in Company	PRN
28/10/2005	C&C Disposal of Swansea Market Shops	PRN
28/10/2005	GBP53m Purchase increases interest in Eldon Square	PRN
18/10/2005	Director/PDMR Shareholding	PRN
07/10/2005	Investor Visit to USA	PRN
06/10/2005	CSC takes ownership of Chapelfield, Norwich	PRN
04/10/2005	Director/PDMR Shareholding	PRN
03/10/2005	New Managing Director for Capital Shopping Centres	PRN
28/09/2005	Directorate Change of Capital Shopping Centres PLC	PRN
22/09/2005	Director/PDMR Shareholding	PRN
09/09/2005	Holding(s) in Company	PRN
11/08/2005	Director/PDMR Shareholding	PRN
08/08/2005	Posting of Interim Report 2005	PRN
04/08/2005	Exchange Rate for Dividend	PRN
28/07/2005	Interim Results	RNS
26/07/2005	Adoption of IFRS	RNS
18/07/2005	Notice of Results	PRN
07/07/2005	Statement re King's Reach, Southwark, London SE1	PRN
17/06/2005	Director Shareholding	PRN

File No. 82-34722

17/06/2005	Directorate Change	PRN
14/06/2005	Offer to Purchase Unsecured Bonds	PRN
10/06/2005	Purchase of unsecured Bonds for cancellation	PRN
10/06/2005	Director Shareholding	PRN
07/06/2005	Transaction in Own Shares	PRN
07/06/2005	Analyst Visit	PRN
03/06/2005	Director Shareholding	PRN
02/06/2005	Purchase of own securities	PRN
31/05/2005	Purchase of own securities	PRN
24/05/2005	Capital Shopping Centre Bonds	PRN
23/05/2005	Director Shareholding	PRN
06/05/2005	GBP710 Million Non-Recourse Financing	PRN
29/04/2005	Director Shareholding	PRN
22/04/2005	Director Shareholding	PRN
08/04/2005	Director Shareholding	PRN
08/04/2005	Director Shareholding	PRN
05/04/2005	Director Shareholding	PRN
04/04/2005	Holding(s) in Company	PRN
29/03/2005	Director Shareholding	PRN
23/03/2005	Holding(s) in Company	PRN
23/03/2005	Director Shareholding	PRN
23/03/2005	Exchange Rate for Dividend	PRN
21/03/2005	Director Shareholding	PRN
18/03/2005	Result of AGM	PRN
18/03/2005	AGM Statement	RNS

Copies of Announcements made via a Regulatory Information Service can be obtained from the company's website www.liberty-international.co.uk

The Company has a secondary listing on the JSE Securities Exchange (JSE) and the Company's ADRs are listed on the US Securities and Exchange Commission ("SEC"). Copies of announcements made via a Regulatory Information Service were also submitted to the JSE and SEC. Details of these filings can be obtained from the JSE's website www.jse.co.za and the SEC Public Reference Room.

2) Documents filed at Companies House:

Date Filed	Item	Brief Description of Document(s) Filed
22/02/2006	288c	Change of Director's Particulars
03/02/2006	288c	Change of Director's Particulars
31/01/2006	288c	Change of Director's Particulars
23/01/2006	88(2)	Return on allotment of shares
11/01/2006	363a	Annual Return
06/01/2006	288c	Change of Director's Particulars
13/07/2005	288b	Resignation of Director
13/04/2005	AA	Group of Companies' Accounts Made Up To 31/12/04
24/03/2005	MEM/ARTS	Articles of Association
24/03/2005	RES01	Alter Articles 18/03/05

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ.

3) Documents filed at the Companies and Intellectual Property Registration Office, South Africa (CIPRO):

File No. 82-34722

Date Filed	Item	Brief Description of Document(s) Filed
29/09/2005	Form CM34	Interim Report for Half Year to 31 June 2005
28/07/2005	Annual Return	Annual Return for Period 2005/06
26/07/2005	Form CM29	Notification of Changes to Board of Directors
30/03/2005	Form CM34	Annual Accounts for Year End 31 December 2004

Copies of documents filed at CIPRO can be obtained from The Company Secretary, Liberty International PLC, 40 Broadway, London, SW1H 0BT.

4) Documents filed with the Financial Services Authority Document Viewing Facility:

Date of Publication	Brief Description of Document(s)
24/02/2006	Notice of Annual General Meeting
24/02/2006	Annual Accounts for Year End 31 December 2005
08/08/2005	Interim Report for Half Year to 31 June 2005

Copies of documents filed with the Financial Services Authority Document Viewing Facility can be obtained from the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Further enquiries:

Susan Folger
Company Secretary
16 March 2006

020 7887 7073

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

A total of 21,616 shares were transferred to employees, including certain Executive Directors and PDMRs, from an Employee Trust ("ESOP") on 10 March 2006. The shares were originally awarded under the company's annual bonus scheme arrangements. Vesting of these shares triggers an income tax and national insurance liability which is generally met by selling a proportion of the shares vested. The resulting changes to Executive Directors' and PDMRs' interests in Liberty International PLC shares are set out under (A) below. As all Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP the transfer from the ESOP is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP is set out under (B) below.

(A) Vesting of awards of Executive Directors and PDMRs under annual bonus scheme

i) DIRECTORS

Name	Shares Vested	Shares Sold	Shares Retained & % of issued class		Total Holding & % of issued class	
David Fischel	7,418	3,042	4,376	0.0013	317,290	0.094
Aidan Smith	4,018	4,018	0	0	150,466	0.045
John Saggers	2,588	1,062	1,526	0.0005	125,001	0.037
Kay Chaldecott	2,988	1,226	1,762	0.0005	44,237	0.013
Richard Cable	2,885	1,183	1,702	0.0005	25,263	0.007

ii) PDMRs

Name	Shares Vested	Shares Sold	Shares Retained & % of issued class		Total Holding & % of issued class	
Bill Black	2,530	1,038	1,492	0.0004	96,124	0.028
Martin Ellis	1,751	1,751	0	0	50	0
Susan Folger	1,563	1,563	0	0	791	0.0002
Caroline Kirby	893	367	526	0.0002	5,959	0.002
Gary Marcuccilli	2,040	837	1,203	0.0004	14,601	0.004

File No. 82-34722

(B) Interests of ESOP

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **LI SHARE PLAN (JERSEY) LIMITED**	8.	State the nature of the transaction **TRANSFER TO EMPLOYEES ON VESTING OF BONUS SHARE AWARDS**
9.	Number of shares, debentures or financial instruments relating to shares Transferred 21,616	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0064%
11.	Price per share or value of transaction NIL	12.	Date and place of transaction 10 MARCH 2006
13.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,882,604 (0.557%)	14.	Date issuer informed of transaction 15 MARCH 2006

File No. 82-34722

15.	Any additional information	16.	Name of contact and telephone number for queries RUTH PAVEY 020 7960 1236

Name and signature of duly authorised officer of *issuer* responsible for making notification **RUTH PAVEY**
Date of notification **16 MARCH 2006**

File No. 82-34722

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(l)(a);or (ii) *DR* 3.1.4(R)(l)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **LI SHARE PLAN (JERSEY) LIMITED**	8.	State the nature of the transaction **TRANSFER ON EXERCISE OF OPTIONS TO EMPLOYEES**
9.	Number *of shares,* debentures or financial instruments relating to *shares* Transferred **a) 69,766** **b) 15,000** **c) 29,629**	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) **a) 0.021%** **b) 0.004%** **c) 0.009%**
11.	Price per *share* or value of transaction **a) 565p** **b) 545p** **c) 512p**	12.	Date and place of transaction **8 MARCH 2006**
13.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **1,768,209 (0.523%)**	14.	Date issuer informed of transaction **15 MARCH 2006**
15.	Any additional information	16.	Name of contact and telephone number for queries **RUTH PAVEY** **020 7960 1236**

File No. 82-34722

Name and signature of duly authorised officer of *issuer* responsible for making notification **RUTH PAVEY**
Date of notification **16 MARCH 2006**